Tribune Company Multi-District Litigation
            Nationwide S&P 500 Index Fund, a series of Nationwide
Mutual Funds, and NVIT S&P 500 Index Fund, a series of Nationwide
Variable Insurance Trust (together, the "Funds"), were named as defendants in two lawsuits that are consolidated in a multi-district litigation pending in the United States District Court for the
Southern District of New York (the "Court"), captioned In re Tribune
Company Fraudulent Conveyance Litigation, No. 11-MD-2296-RJS (the
"MDL").  The MDL arises from the 2007 leveraged buyout of The Tribune
Company ("Tribune") (the "LBO") and Tribune's subsequent bankruptcy and reorganization.  In connection with the LBO, thousands of Tribune shareholders, including the Funds, sold Tribune shares back to Tribune.
            The MDL includes a series of lawsuits brought by individual creditors of Tribune (the "Individual Creditor Actions"), and a lawsuit by a court-appointed trustee on behalf of the committee of unsecured creditors committee of Tribune (the "Committee Action").  These lawsuits seek to unwind the LBO stock repurchases as fraudulent transfers and recover the stock repurchase proceeds paid to the Tribune shareholders who participated in the LBO.  The Funds were named as defendants in the
Committee Action and one of the Individual Creditor Actions; Nationwide
Mutual Funds ("NMF") and Nationwide Fund Advisors ("NFA") were previously named as defendants in the Committee Action, but NMF and NFA have since been dismissed from the lawsuit.  According to the most-recent amended complaint filed in the Committee Action, the Nationwide S&P 500 Index
Fund is alleged to have received $1,329,720 in exchange for the shares that the Nationwide S&P 500 Index Fund tendered in the LBO, and the NVIT
S&P 500 Index Fund is alleged to have received $1,150,508 in the LBO.
Plaintiffs seek to unwind the LBO transactions and recover the amounts received by the Funds.
            The Court entertained a first round of motions to dismiss
in the Individual Creditor Actions (the "Phase One Motions").  Following
briefing and argument on the Phase One Motions, the Court entered an order dismissing the Individual Creditor Actions in their entirety on the grounds that the individual creditor plaintiffs lack standing to pursue their claims.  The Court's dismissal order is on appeal to the Second Circuit.
            The Court recently issued a new case management plan for the MDL, pursuant to which the MDL will proceed with a second round of motions to dismiss (the "Phase Two Motions").  The Phase Two Motions will address the
Committee Action.  The parties are in the process of coordinating to establish a protocol and proposed briefing schedule for the Phase Two Motions.
The Court likely will issue a briefing schedule for the Phase Two Motions in early 2014.  It is unclear whether the Funds will participate in the Phase Two
Motions.  After the Court disposes of the Phase Two Motions, discovery likely will proceed as to any remaining claims; however, this anticipated discovery likely will not commence for many months.  Given the number of unknowns at this early stage of the litigation, it is not possible to predict the likely outcome of the MDL.